Exhibit 99.8

Adopted: January 27, 2003
Revised: February 23, 2004

MERRILL LYNCH & CO., INC.
CORPORATE GOVERNANCE GUIDELINES

         Throughout Merrill Lynch’s history, the Board of Directors (“Board” or “Board of Directors”) of Merrill Lynch & Co., Inc., (the “Corporation”) has adhered to “best practices” in corporate governance in fulfillment of its responsibilities to the shareholders. The Board of Directors has formally adopted these practices as its Corporate Governance Guidelines in furtherance of the Corporation’s commitment to good corporate governance.

1.	Director Qualifications and Board Composition

         A.      Independence. The Board of Directors will consist of a majority of non-employee directors who meet the criteria for independence contained in the rules of the New York Stock Exchange (“NYSE”) and any other applicable regulations. The Board will monitor its compliance with the regulations related to director independence on an ongoing basis. Each independent director shall notify the Chairman of the Nominating and Corporate Governance Committee, as soon as practicable, in the event that his or her circumstances change in a manner that may affect the Board’s evaluation of his or her independence.

         B.      Director Qualifications. The Nominating and Corporate Governance Committee has established Board Candidate Guidelines that set forth criteria that are considered in evaluating the candidacy of an individual as a member of the Board. The Board Candidate Guidelines are attached to these Corporate Governance Guidelines as Exhibit A. The Nominating and Corporate Governance Committee will periodically review the Board Candidate Guidelines and modify them as appropriate. The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending to the Board candidates for membership on the Board of Directors. Final approval of any candidate shall be determined by the full Board of Directors.

         C.      Board Size. The size of the Board of Directors is determined to achieve an effective working group that may vary in number from time to time depending upon the needs of the Corporation. The Nominating and Corporate Governance Committee will assess the size of the Board of Directors from time to time to determine whether its size continues to be appropriate.

         D.      Retirement. It is the policy of the Corporation that a non-employee director shall not serve as a director beyond the Annual Meeting of Shareholders held in the calendar year next following such director’s seventy-second birthday. Under the Corporation’s current policy, directors, who are also employees of the Corporation, retire from the Board at the same time as they retire as an employee of the Corporation or its affiliate.

         E.      Term Limits. The Board of Directors does not believe it is advisable to establish term limits for its members as such limits may deprive the Corporation and its shareholders of the contribution of directors who have been able to develop, over time, valuable insights into the Corporation, its operations and future. As part of its responsibilities, the Nominating and Corporate Governance Committee will consider each director’s continuation on the Board at the expiration of his or her term and before that director is considered for re-election.

         F.      Change in Director’s Present Job Responsibilities. It is the position of the Board of Directors that a change in a non-employee director’s employment or occupation should not automatically lead to such director’s resignation from the Board of Directors. In such an event, the Nominating and Corporate Governance Committee will review the appropriateness of such a director’s continued service on the Board of Directors in light of his or her changed responsibilities, association or circumstances.

2.	Director Responsibilities

         A.      Board’s Role. The business and affairs of the Corporation are managed under the direction of the Board, which represents and is accountable to the shareholders of the Corporation. The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interest of the Corporation and its shareholders. In discharging that obligation, directors, in exercising their business judgment, are entitled to rely on the Corporation’s management and outside advisors and auditors. The Corporation has purchased and seeks to maintain reasonable directors’ and officers’ liability insurance on their behalf. In addition, the directors receive the benefits of indemnification to the fullest extent permitted by Delaware law.

         B.      Board Meetings. The Board of Directors currently holds regularly scheduled meetings and calls for special meetings as necessary. All meetings of the Board may be held telephonically. Directors are expected to attend all Board meetings and meetings of the Committees of the Board on which they serve and to spend the time needed and meet as frequently as necessary to properly discharge their duties. Directors are also expected to attend the Annual Meeting of Shareholders. It is understood that special circumstances may occasionally prevent a director from attending a meeting.

         C.      Agendas. The Chairman of the Board will establish the agenda for Board meetings. While the agenda is planned carefully, it is flexible enough so that unexpected developments can be discussed at Board meetings. Any director may request that an item be included on the agenda. Throughout each year, the Board of Directors reviews the Corporation’s short-term and long-term strategic and operating plans and related business plans of each principal business group. The Board of Directors also reviews the annual capital budget for the Corporation.

         D.      Advance Materials. Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting are, to the extent practical, distributed to the directors sufficiently in advance of the meeting and directors should review these materials prior to the meeting. The Board acknowledges that certain materials are of an extremely sensitive nature and that distribution of materials on these matters prior to Board meetings may not be appropriate.

         E.      Executive Sessions. The non-employee directors will meet without employee directors at regularly scheduled executive sessions at least quarterly and at such other times as the directors deem appropriate. Executive sessions are attended only by non-employee directors and are led by a director who serves as the Chair of a Board Committee that is composed entirely of independent directors, pursuant to a rotating schedule.

         F.      Stock Ownership By Directors. Members of the Board of Directors are required to own stock, stock units or other equity-linked instruments of the Corporation and a significant part of their compensation for services as a director is payable in these instruments.

         G.      Confidentiality. Except as required by law, no director shall disclose any material non-public information concerning the Corporation. In the event that a director inadvertently discloses information that may be material and non-public, he or she should immediately so advise the General Counsel.

3.	Board Committees

         A.      Committees. The Board currently has five standing Committees of the Board of Directors: (i) Audit Committee, (ii) Management Development and Compensation Committee, (iii) Nominating and Corporate Governance Committee, (iv) Finance Committee and (v) Public Policy and Responsibility Committee. The Board may also establish other committees or disband existing ones, as it deems appropriate consistent with applicable laws, regulations and the Corporation’s By-Laws. Each of the independent Committees of the Board shall have the authority and responsibilities delineated in the Corporation’s By-Laws, the resolutions creating them and any applicable charter.

         B.      Appointment. The Board, upon recommendation of the Nominating and Corporate Governance Committee, appoints committee members. All of the members of the Audit, Management Development and Compensation and Nominating and Corporate Governance Committees will be independent directors consistent with the criteria set forth in their charters and as required by the NYSE and applicable laws and regulations. While not required by law or regulation, the Finance Committee and Public Policy and Responsibility Committee shall also consist of independent directors.

         The Nominating and Corporate Governance Committee may change committee assignments periodically, and considers committee rotation with a view toward balancing the benefits of continuity against the benefits of diverse experiences and viewpoints of different directors.

         C.      Meeting Schedules. The Committee Chair, in consultation with management, will schedule regular Committee meetings. Special Committee meetings may be called as needed. The length of Committee meetings will depend upon matters under consideration. All meetings of the Board may be held telephonically.

         D.      Committee Agendas. The Committee Chair, in consultation with appropriate officers of the Corporation, will develop the agenda for Committee meetings. Any Committee member may request that an item be included on the agenda.

         E.      Charters. The Board has adopted charters setting forth the purposes, authority, and duties of each of the Audit Committee, the Finance Committee, the Nominating and Corporate Governance Committee, the Management Development and Compensation Committee, the Public Policy and Responsibility Committee and any other committee that the Board deems appropriate. The Nominating and Corporate Governance Committee will periodically review the charters of each of these committees and propose modifications to the applicable Committee for consideration as appropriate.

4.	Access to Outside Advisors

         The Board and its Committees may retain counsel or consultants with respect to any issue without consulting or obtaining the approval of any officer of the Corporation in advance. Further, as set forth in their respective charters:

(i)	The Nominating and Corporate Governance Committee has sole authority to retain and terminate any search firm to be used to identify director candidates.

(ii)	The Management Development and Compensation Committee has sole authority to retain and terminate compensation consultants used to advise it with respect to executive compensation.

(iii)	The Audit Committee has sole authority to retain and terminate independent auditors.

5.	Access to Management and Employees

         A.      Access to Management and Employees. Directors have full and unrestricted access to the management and employees of the Corporation. In addition, at the request of the Chairman, members of senior management may be invited to attend meetings of the Board of Directors from time to time, to present information about the business and operations of the business within their areas of responsibility.

         B.      Internal Reporting. The Board has established procedures for the submission and confidential treatment of complaints and concerns of employees regarding accounting and auditing matters and alleged violations of the Corporation’s “Guidelines for Business Conduct: The Merrill Lynch Code of Ethics for Directors, Officers and Employees” (the “Guidelines for Business Conduct”).

         C.      Whistleblower Protection. As set forth in the Corporation’s Guidelines for Business Conduct, any employee who, in good faith, reports a violation or possible violation of the Guidelines for Business Conduct or the underlying corporate policy is protected against retaliatory behavior. Merrill Lynch is not permitted to fire, demote, suspend, harass or discriminate against any employee who lawfully provides information to, or otherwise assists or participates in, any investigation or proceeding by a U.S. regulatory or law enforcement agency, any member of the U.S. Congress or a Congressional committee or the employee’s manager, relating to what the employee reasonably believes is a violation of the securities laws or an act of fraud. No Merrill Lynch person is permitted to take any such retaliatory action.

6.	Director Compensation

         The compensation of directors is reviewed periodically by the Nominating and Corporate Governance Committee. In this regard, the Committee may request that management report to the Committee periodically on the status of the Board’s compensation in relation to the Corporation’s competitors and other similarly situated companies.

         Any change to director compensation must be recommended by the Nominating and Corporate Governance Committee for approval by the full Board of Directors.

7.	Director Orientation and Education

         All new directors must be provided with these Corporate Governance Guidelines and must participate in the Corporation’s orientation initiatives as soon as practicable after the meeting at which they are elected. The initiatives will include presentations by senior management and outside advisors as appropriate to familiarize new directors with the Corporation’s business, its strategic plans, its significant financial, accounting and risk management issues and its compliance programs, as well as their fiduciary duties and responsibilities as directors. All other directors are also invited to attend any orientation initiatives.

         The Board of Directors will periodically receive presentations at Board meetings relating to the Corporation’s business and operations, its compliance programs and any significant financial, accounting, litigation and risk management issues as well as any other matters of significance to the Board of Directors. Additionally, directors will be offered the opportunity (but will not be required) to participate in director education programs and director institutes offered by third parties.

8.	Performance Evaluation and Succession Planning

         A.      Performance Evaluation. The Management Development and Compensation Committee and the Board of Directors, with input from the CEO, set annual performance goals for the CEO. Each year the Management Development and Compensation Committee and the independent members of the Board assess the performance of the CEO against these performance goals and set the Chief Executive Officer’s compensation based on this evaluation.

         B.      Succession Planning. The Board of Directors is responsible for the succession planning for the position of CEO, with the assistance of the Management Development and Compensation Committee. The Management Development and Compensation Committee reviews plans for succession with input from the CEO. The Management Development and Compensation Committee is provided with an annual report on succession planning and any development recommendations for key individuals.

         C.      Chairman and CEO Positions. The offices of Chairman of the Board and Chief Executive have been at times combined and at times separated. The Board of Directors has exercised discretion in combining or separating the positions, as it has deemed appropriate in light of prevailing circumstances. The Board of Directors believes that the combination or separation of these offices should continue to be considered as part of the succession planning process. The Board further believes that it is in the best interests of the Corporation for the

Board of Directors to make a determination as to the combination or separation of the offices of Chairman of the Board and Chief Executive Officer when it elects a new Chief Executive Officer.

9.	Annual Evaluations

         A.      Board Self-Evaluation. The Nominating and Corporate Governance Committee of the Board will lead the Board in an annual self-evaluation process to determine whether the Board and its committees are functioning effectively. The Nominating and Corporate Governance Committee is responsible for receiving comments from the Board, reviewing them and reporting annually to the Board an assessment of the Board’s performance. The Board will discuss the evaluation report annually. The assessment will focus on the Board’s contribution to the Corporation and emphasize those areas in which the Board believes a better contribution could be made. The Nominating and Corporate Governance Committee will establish the criteria to be used in such evaluations.

         B.      Review of Board’s Core Competencies and Composition. The Nominating and Corporate Governance Committee is also responsible for reviewing with the Board, on an annual basis, the skills and characteristics of the Board of Directors and the composition of the Board as a whole. This assessment should include an analysis of the Board’s core competencies, including understanding of the financial industry, financial expertise, integrity, wisdom, judgment, commitment to excellence, business experience and acumen, skills, diverse perspectives and availability. As a result of this assessment, the Nominating and Corporate Governance Committee will determine whether the Board is lacking any of the core competencies deemed essential to its effectiveness and whether consideration should be given to any change in the Board’s membership.

         C.      Committee Self-Evaluation. Each of the Audit Committee, the Management Development and Compensation Committee and the Nominating and Corporate Governance Committee will perform an annual review of such Committee’s performance, including a review of the Committee’s compliance with its respective Charter. Each such Committee shall conduct such evaluation and review in such manner as it deems appropriate and report the results of the evaluation to the entire Board of Directors.

10.	Guidelines for Business Conduct

         The Board of Directors has updated the Guidelines for Business Conduct and has adopted them as its Code of Ethics for Directors, Officers and Employees, as required by the listing requirements of the NYSE and applicable laws. The Nominating and Corporate Governance Committee will periodically review the Guidelines for Business Conduct and propose modifications to the Board of Directors for consideration as appropriate.

11.	Revisions to these Corporate Governance Guidelines

         The Nominating and Corporate Governance Committee will review these Corporate Governance Guidelines periodically and will recommend to the Board such revisions, as it deems necessary or appropriate for the Board to discharge its responsibilities more effectively.

EXHIBIT A

MERRILL LYNCH & CO., INC.

BOARD OF DIRECTORS

BOARD CANDIDATE GUIDELINES

The Board of Directors should be composed of individuals who have demonstrated notable or significant achievements in business, education, or public service. In addition, the director candidate should possess the requisite intelligence, education and experience to make a significant contribution to the membership of the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to the deliberations of the Board of Directors. Importantly, the director candidate must have the highest ethical standards, strong sense of professionalism and dedication to serving the interests of all the shareholders and be able to make himself or herself available to the Board of Directors in the fulfillment of his or her duties. For those director candidates who are also employees of the Corporation, he or she should be members of the executive management of the Corporation who have or are in the position to have a broad base of information about the Corporation and its business.

The overall ability and experience of the individual should determine his or her suitability. However, the following attributes and qualifications should be considered in evaluating the candidacy of an individual as a director for the Board of Directors:

Management and Leadership Experience – The Board candidate must have extensive experience in business, education or public service.

The experience of candidates from the different fields of business, education, or public service should be measured as follows:

Candidates from the Field of Business. The Board candidate is or has been the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of, or holds or has held a senior managerial position in, a major public corporation, recognized privately held entity or recognized money or investment management firm.

Candidates from the Field of Education. The Board candidate holds or has held either a significant position at a prominent educational institution comparable to the position of university or college president and/or dean of a school within the university or college or a senior faculty position in an area of study important or relevant to the Corporation.

Candidates from the Field of Public Service. The Board candidate has held one or more elected or appointed senior positions in the U.S. federal government or agency, any U.S. state government or agency or any non-U.S. governmental entity or holds or has held one or more elected or appointed senior positions in a highly visible nonprofit organization.

Skilled and Diverse Background – The Board candidate must bring a desired range of skills, diverse perspectives and experience to the Board.

The following attributes should be considered in assessing the contribution that the Board candidate would make as a member of the Board of Directors.

Financial Literacy. Board candidates having a sufficient understanding of financial reporting and internal control principles or financial management experience bring desirable knowledge and skills to the Board.

International Experience. International experience is a significant positive characteristic in a Board candidate’s profile. Having an understanding of the language and culture of non-English speaking countries will also be considered beneficial.

Knowledge of the Duties of Director. The Board candidate’s aptitude and/or experience to understand fully the legal responsibilities of a director and governance processes of a public company is an essential factor.

No Interlocking Directorships. The Board candidate should not have any prohibitive interlocking relationships.

Integrity and Professionalism – The Board candidate must have the highest ethical standards, a strong sense of professionalism and be prepared to serve the interests of all the stockholders.

Personal Experience. The Board candidate should be of the highest moral and ethical character. The candidate must exhibit independence, objectivity and willingness to serve as a representative of the Corporation’s stockholders. He or she should have a personal commitment to the Corporation’s Principles of Client Focus, Respect for the Individual, Teamwork, Responsible Citizenship and Integrity.

Individual Characteristics. The Board candidate should have the personal qualities to be able to make a substantial active contribution to Board deliberations. These qualities include intelligence, self-assuredness, high ethical standards, inter-personal skills, independence, courage, a willingness to ask difficult questions, communication skills and commitment. In considering candidates for Board membership, the diversity of the communities in which the Corporation conducts its business should be considered in looking at the composition of the Board.

Availability. The Board candidate must be willing to commit, as well as have, sufficient time available to discharge the duties of Board membership. The Board candidate should satisfy the Board’s age election guidelines provided for in the policies of the Corporation and ideally have sufficient years available for service to make a significant contribution over time to the Corporation.

Compatibility. The Board candidate should be able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Corporation.